Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	XTI Aircraft Company
Offering Statement on Form 1-A
File No. 024-10500

January 13, 2016

Dear Mr. Dobbie:

On behalf of XTI Aircraft Company (the “Company”), I hereby request qualification of the above-referenced offering statement at 2 p.m., Eastern Time, on January 19, 2016, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David Brody

David Brody
Chairman and President
XTI Aircraft Company